OneSmart International Education Group Limited

Support for the updated industry related statements in Form F-1 publicly filed on March 9, 2018 as compared to Form F-1 confidentially submitted on January 8, 2018

No.	Statements in Registration Statements	Page No. in Registration Statements	Supporting Document(s)	Page No. in Supporting Document(s)
1-A	We are the largest premium K-12 after-school education service provider in China in terms of revenue in 2016 and 2017, according to Frost & Sullivan.	1, 75, 109, 111	Frost & Sullivan Report: China's K-12 After-School Education Market Study	92
1-B	In 2017, we had the largest market share of 2.4% in China's premium K-12 after-school education market, as measured by revenues, according to Frost & Sullivan.	1, 75, 109, 111	Frost & Sullivan Report: China's K-12 After-School Education Market Study	92
1-C	Our services mainly feature premium K-12 after-school education programs that target students from affluent families and mass affluent families, representing families with annual incomes of over RMB250,000 and between RMB100,000 and RMB250,000, respectively, which together accounted for approximately 48.0% of all Chinese families in 2017, according to Frost & Sullivan.	1, 75, 107, 109	Frost & Sullivan Report: China's K-12 After-School Education Market Study	12
1-D	In 2016 and 2017, HappyMath was the largest after-school mathematics education service provider for students in kindergarten to the third grade in Shanghai, as measured by revenues, according to Frost & Sullivan.	1, 75, 109, 111, 120	Frost & Sullivan Report: China's K-12 After-School Education Market Study	92
3-A	According to Frost & Sullivan, the premium K-12 after-school education market in China reached RMB94.6 billion in 2017, and is projected to reach RMB195.5 billion in 2022, representing a CAGR of 15.6% from 2017.	3, 76, 101, 105	Frost & Sullivan Report: China's K-12 After-School Education Market Study	29
3-B	Moreover, with top five players occupying approximately 6.1% in 2017, the fragmented premium K-12 after-school education market presents opportunities for leading private premium K-12 education service providers to solidify and expand market share through their high-quality services and established reputation.	3, 101, 105	Frost & Sullivan Report: China's K-12 After-School Education Market Study	39
3-C	Within the K-12 afterschool education market in China, young children after-school education segment also demonstrated great potential and its revenue reached RMB47.2 billion in 2017, and is expected to reach RMB108.8 billion in 2022, representing a CAGR of 18.2% from 2017.	3, 101, 106	Frost & Sullivan Report: China's K-12 After-School Education Market Study	83

3-D	According to Frost & Sullivan, in 2017, the market size for Shanghai's after-school math tutoring services for young children has reached RMB2.7 billion and is expected to grow tremendously at a CAGR of 20.3%, to RMB6.8 billion in 2022.	3, 107	Frost & Sullivan Report: China's K-12 After-School Education Market Study	85
76-A	According to Frost & Sullivan, the premium K-12 after-school education market in China grew from RMB46.5 billion in 2012 to RMB94.6 billion in 2017, representing a CAGR of approximately 15.3% from 2012	76, 105	Frost & Sullivan Report: China's K-12 After-School Education Market Study	29
101-A	There are currently 215.1 million students in China attending K-12 formal education as of 2017, according to Frost & Sullivan.	101	Frost & Sullivan Report: China's K-12 After-School Education Market Study	18
102-A	According to Frost & Sullivan, spending on informal education accounted for 54.4% of total education expenditure in 2017, with K-12 after-school education services making up 62.2% of it.	102	Frost & Sullivan Report: China's K-12 After-School Education Market Study	13
103-A	The total number of students attending K-12 after-school education in China has grown from 48.5 million in 2012 to 55.1 million in 2017, representing a CAGR of 2.6%.	103	Frost & Sullivan Report: China's K-12 After-School Education Market Study	23
103-B	The total number is expected to reach 64.5 million in 2022, representing an accelerated CAGR of 3.2% from 2017 to 2022.	103	Frost & Sullivan Report: China's K-12 After-School Education Market Study	23
103-C	Correspondingly, the K-12 after-school education market in China has reached RMB393.1 billion in 2017 and is projected to continue to grow at a CAGR of 9.2% and reach RMB611.1 billion in 2022, according to Frost & Sullivan.	103	Frost & Sullivan Report: China's K-12 After-School Education Market Study	26
104-A	In 2017, this segment (one-on-one class) represented an estimated market size of RMB55.8 billion in terms of total revenues and a 14.2% market share, according to Frost & Sullivan.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	28, 31
104-B	Frost & Sullivan expects the revenue of one-on-one classes to grow at a CAGR of 12.0% from 2017 to 2022.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	31
104-C	In 2017, this segment (small group class) represented an estimated market size of RMB144.0 billion in terms of total revenues and a 36.6% market share, according to Frost & Sullivan.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	28, 31
104-D	Frost & Sullivan expects the revenue of the small class segment to grow at a CAGR of 9.0% from 2017 to 2022.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	31

104-E	In 2017, this segment(regular class) represented an estimated market size of RMB193.3 billion in terms of total revenues and a 49.2% market share, according to Frost & Sullivan.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	28, 31
104-F	Frost & Sullivan expects the revenue of the regular class segment to grow at a CAGR of 8.6% from 2017 to 2022.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	31
104-G	In 2017, the revenue of premium K-12 after-school education market reached RMB94.6 billion, in which 31.1% of revenue is generated from premium one-on-one classes and 68.9% is generated from premium small classes.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	28
104-H	Mass market is mostly delivered in the regular class format, which accounted for 75.9% of the total K-12 after-school education market in 2017.	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	28
104-I	In 2017, the revenue of K-12 regular after-school education market reached RMB298.4 billion	104	Frost & Sullivan Report: China's K-12 After-School Education Market Study	15, 28
105-A	Among the top five players in the premium K-12 after-school education market, OneSmart ranks the first in terms of revenue with a market share of 2.4% in the premium after-school education market in 2017, according to Frost & Sullivan.	105	Frost & Sullivan Report: China's K-12 After-School Education Market Study	92
106-A	The young children student population is expected to increase rapidly with the Universal Two-child Policy, from 106.3 million in 2017 to 118.5 million in 2022, representing a CAGR of 2.2%, according to Frost & Sullivan.	106	Frost & Sullivan Report: China's K-12 After-School Education Market Study	81
106-B	According to Frost & Sullivan, revenue of young children after-school education market in China has grown from RMB19.4 billion in 2012 to RMB47.2 billion in 2017, representing a CAGR of 19.5% from 2012 to 2017.	106	Frost & Sullivan Report: China's K-12 After-School Education Market Study	83
106-C	According to Frost & Sullivan, the market size for China's after-school math tutoring services for young children is expected to grow tremendously from RMB11.2 billion in 2017 to RMB32.4 billion in 2022, representing a CAGR of 23.7%.	106, 107	Frost & Sullivan Report: China's K-12 After-School Education Market Study	84
107-A	In 2017, expenditures on education accounted for approximately 4.5% of total per capita expenditures.	107	Frost & Sullivan Report: China's K-12 After-School Education Market Study	9
107-B	The number of affluent and mass affluent families in China with annual income of at least RMB100,000 reached 201.6 million as of 2017, accounting for approximately 48.0% of all families in China.	107	Frost & Sullivan Report: China's K-12 After-School Education Market Study	12

111-A	Our strong brand recognition and market competitiveness are evidenced by our dominant market share of 26.3% in Shanghai's premium education market in 2017.	111	Frost & Sullivan Report: China's K-12 After-School Education Market Study	92
111-B	In 2016 and 2017, HappyMath was the largest after-school mathematics education service provider for students from kindergarten to the third grade in Shanghai, as measured by revenues, and with a market share of 9.3% in 2017 according to Frost & Sullivan.	111	Frost & Sullivan Report: China's K-12 After-School Education Market Study	92

Frost & Sullivan Report: China's K-12 After-School Education Market Study

Structure Analysis of Per Capita Expenditure

Structure Analysis of Per Capita Expenditure (China), 2017

107-A



- In 2017, expenditure on education accounted for approximately 4.5% of total per capita expenditure. Food, tobacco and liquor took the largest share of 29.3%, followed by residence, and transport and communication, which took 22.4% and 13.6%, respectively.

- Medical services, clothing, culture and recreation, household facilities, articles and services accounted for approximately 7.9%, 6.8%, 6.9%, and 6.1% respectively.

- In 2017, Engel's Coefficient of China is 29.3%, which has been decreasing steadily from 31.2% in 2012, which shows the improvement of Chinese living standard. With the continuous development and the adjustment of economic structure, Engel's Coefficient is expected to get lower steadily.

- The expenditure on other items such as clothing, culture and recreation, education are expected to gain higher share.

Source: National Bureau of Statistics, Frost & Sullivan Analysis

Family Income Structure

Family Income Split (China), 2017 vs. 2022



Unit: Million Families

Annual Income (RMB Thousand)

Year	2017	2018E	2019E	2020E	2021E	2022E	Income	Class
Total	420	425	430	434	438	442	100%	
	13.2%	15.3%	18.1%	21.0%	24.5%	27.7%	> 250	Affluent
	34.8%	36.4%	37.8%	38.8%	38.4%	38.0%	100~250	Mass Affluent
	26.0%	24.4%	22.2%	20.1%	19.0%	18.0%	50~100	Middle
	26.0%	23.9%	21.9%	20.1%	18.1%	16.3%	<50	Low

107-B

1-C

- In 2017, there were approximately 420 million families in China, and the number is expected to grow to 442 million in 2022.

- Families with annual income above RMB250 thousand accounted for approximately 13.2% in 2017 is expected to reach 27.7% in 2022. This segment is the most affluent group of people in China. They invest more on the education of their children and expect them to have international vision.

- Families with annual income between RMB100 thousand and RMB250 thousand accounted for approximately 34.8% and is expected to reach 38.0% in 2022. This segment is the mass affluent class in China. They expect their children to have a better future than themselves. They expect their children to have access to quality higher education resources such as 985 and 211 universities.

- Families with annual income between RMB50 thousand and RMB100 thousand accounted for approximately 26.0%. This segment is the middle class in China. They expect their children to have access to higher education.

- Families with annual income less than RMB50 thousand accounted for approximately 26.0%. They have little to expend on additional education and have little expectation on the future of their children.

Source: Frost & Sullivan Analysis

Informal Education Becoming More Important

Per Capita Private Expenditure on Education Breakdown (China), 2012 – 2022E



102-A

- Expenditure on informal education has shown a faster growth rate than overall expenditure on education. Formal education, which has financial support from the government, has shown a slower growth rate than overall expenditure.

- Yet, the slow increase of expenditure on formal education has not lead to the slow increase of expenditure on education. More families pay extra on informal education to enhance the competitiveness of their children. K-12 after-school education is one of the major areas where the expenditure goes, and making up 62.2 percent of the overall informal education market in 2017.

Source: Ministry of Education, National Bureau of Statistics, Frost & Sullivan Analysis

China's Informal Education Market Breakdown

Revenue of Informal Education Market (China), 2017



Unit: RMB Billion

632.3
Other Stage | 67.3 | ← 100%
565.0 | ← 100%
103.0 | 3-6 play & learn center
104-I
K-12 Stage | 565.0
393.1 | K-12 After-school Education
68.9 | Language Training*

- In 2017, total revenue of informal education market has reached RMB632.3 billion, among which total revenue of K-12 informal education accounted for 89.4%.

- 3-6 play & learn center refers to informal education provided to children aged 3 to 6, which often focuses on learning through play. Revenue of 3-6 play & learn center reached RMB103.0billion in 2017.

- K-12 after-school education refers to academic subject tutoring such as Math, English, Physics, etc., targeting Zhongkao and Gaokao. K-12 after-school education was the largest segment in K-12 informal education market, which reached RMB393.1 billion in 2017.

- Language training refers to skills and capability oriented study of language and it does not include English subject tutoring targeting Zhongkao and Gaokao.

Note: Language training does not include English subject tutoring targeting Zhongkao and Gaokao.   Source: National Bureau of Statistics, Frost & Sullivan Analysis

Climbing K-12 Student Enrolments



Total Number of K-12 Student Enrollments in Education (China), 2012 – 2022E

Unit: Million Persons

101-A

	2012	2013	2014	2015	2016	2017	2018E	2019E	2020E	2021E	2022E
Total	206.1	201.3	202.9	206.4	210.2	215.1	216.2	220.4	224.8	229.2	234.3
Kindergarten	36.9	39.0	40.5	42.7	44.1	46.0	47.6	50.2	52.9	56.1	58.6
Primary School	97.0	93.6	94.5	96.9	99.1	100.9	100.5	100.9	101.5	101.6	103.1
Middle School	47.6	44.4	43.9	43.1	43.3	44.4	45.2	46.6	47.0	47.4	47.5
High School	24.7	24.4	24.0	23.7	23.7	23.7	23.0	22.7	23.5	24.1	25.1

Sectors	12/17 CAGR	17/22E CAGR
Total	+0.9%	+1.7%
Kindergarten	+4.5%	+5.0%
Primary School	+0.8%	+0.4%
Middle School	-1.4%	+1.3%
High School	-0.8%	+1.1%

- From 201 to 2017, total number of student enrollments in K-12 education in China has shown a slight increase from 206.1 million to 215.1 million. The increasing trend starts in 2013 and is expected to continue in the future. Total number of student enrolments in K-12 education in China is expected to reach 234.3 million in 2022.

- Increasing enrolment rate and growing school age population drives the growth of student enrolment in K-12 education.

Source: Ministry of Education, Frost & Sullivan Analysis

Updated

Students’ Increasing Participation in K-12 After-school Education

Total Number of Student Participating in K-12 After-school Education (China), 2012 – 2022E

Unit: Million Persons



103-B
64.5
48.5 49.6 50.8 52.3 53.5 55.1 56.8 58.5 60.4 62.3
4.7 4.9 5.1 5.3 5.5 5.8 6.1 6.4 6.8 7.2 7.6
18.8 19.3 19.8 20.5 21.1 21.8 22.6 23.5 24.4 25.4 26.4
14.3 14.5 14.8 15.2 15.4 15.8 16.2 16.7 16.9 17.1 17.3
10.7 10.9 11.1 11.3 11.5 11.7 11.9 11.9 12.3 12.6 13.2
2012 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E

Sectors	*12/17 CAGR*	*17/22E CAGR*
Total	+2.6%	+3.2%
Kindergarten	+4.3%	+5.6%
Primary School	+3.0%	+3.9%
Middle School	+2.0%	+1.8%
High School	+1.8%	+2.4%

103-B

- Given the limited education resources, especially quality education resources, more students participated in K-12 after-school education to enhance their capability in the exam.

103-A

- Total number of students participating in K-12 after-school education in China has grown from 48.5 million persons in 2012 to 55.1 million persons in 2017, representing a CAGR of 2.6%, and is expected to reach 64.5 million in 2022.

Source: Ministry of Education, Frost & Sullivan Analysis

Flourishing K-12 After-school Education Market

Revenue of K-12 After-school Education Market (China), 2012 – 2022E



Note: Revenue of K-12 after-school education refers to revenue from tutoring service of academic subject tutoring such as Math, English, Physics, etc., targeting Zhongkao and Gaokao.

- K-12 after-school education market in China has shown a rapid growth from 2012 to 2017. Revenue of K-12 after-school education market in China has grown from RMB228.1 billion in 2012 to RMB393.1 billion in 2017, representing a CAGR of 11.5 percent from 2012 to 2017.

103-C

- In the forecast period, revenue of K-12 after-school education market is expected to grow from RMB393.1 billion in 2017 to RMB611.1 billion in 2022, representing a CAGR of 9.2 percent from 2017 to 2022.

- Retention rate of students in K-12 after-school education is approximately 66% in 2016. Stickiness of customers in after-school education is relatively high. Customers prefer to stick to one brand or one teacher unless the class is unsatisfying or disappointing.

Note: Retention rate refers to the percentage of students who attend after-school education in this institution this semester had also attended after-school education in this institution in the last semester.

Source: Frost & Sullivan Analysis

Updated

Snapshot of K-12 After-school Education Market in 2017

Snapshot of K-12 After-school Education Market (China), 2017



104-A
104-C
104-E
Total Market
One-on-one
14.2%
36.6%
49.2%
Small Group
Regular Class
Revenue of Total Market
RMB393.1 Billion
Unit Price Range
0
100
200
300
400
500
200
120
Premium
Unit: RMB per course hour
Market Segmentation
Premium
Non-Premium
49.5%
50.5%
53.7%
46.3%
Premium Market
One-on-one
31.1%
68.9%
Small Group
Revenue of Premium Market
RMB94.6 Billion

- The K-12 after-school education market can be categorized into premium market and mass market, which is determined by both the class format and price level. The premium market refers K-12 after-school education service in either one-on-one class that is priced at or above RMB 200 per hour or small group that is priced at or above RMB 120 per hour.

104-G

- In 2017, the revenue of K-12 premium after-school market has reached RMB94.6 billion, among which 31.1 percent of revenue is generated from one-on-one class and 68.9 percent is generated from small group.

104-H
104-I

- The mass market accounts for 75.9 percent of the total K-12 after-school education market in 2017, mostly delivered in the regular class format..

Note: one course hour equal to 60 minutes. Price refers to actual price rather than list price.

Source: Frost & Sullivan Analysis

K-12 Premium After-school Education Outperforming the Whole Market

Revenue of K-12 Premium After-school Education Market (China), 2012 – 2022E



- K-12 premium after-school education refers to K-12 after-school education service of high quality in a relatively small group within 10 students and/or in the class format like one-on-one. The K-12 premium after-school education market in China has outperformed the whole K-12 after-school education market in both historical period and forecast period.

  76-A

- Revenue of K-12 premium after-school education market in China has grown from RMB46.5 billion in 2012 to RMB94.6 billion in 2017, representing a CAGR of 15.3 percent from 2012 to 2017. The premium market is expect to keep the high speed growth rate in the forecast period, and the revenue is expected to grow from RMB94.6 billion in 2017 to RMB195.5 billion in 2022, representing a CAGR of 15.6 percent from 2017 to 2022.

  3-A

Source: Frost & Sullivan Analysis

One-on-one Class Replacing Small Group as the Leading Class Format

Revenue of K-12 After-school Education Market by Class Format (China), 2012 – 2022E



- As students become more focused on the service quality of after-school education, one-on-one class is gradually replacing small group as the leading class format that drives the whole market. The revenue of K-12 after-school tutoring market from one-on-one class has grown from RMB32.4 billion in 2012 to RMB55.8 billion in 2017, representing a CAGR of 11.4 percent, and is expected to grow at a CAGR of 12.0 percent, realizing a total revenue of RMB98.1 billion in 2022.

104-A
104-B

Source: Frost & Sullivan Analysis

Top 5 K-12 Premium After-school Education Market Player

Market Concentration (China), 2016



3-B

Top 5 — 6.1%

Others — 93.9%

Total = RMB82.2 Billion

Top 5 Market Share (China), 2016



TAL 0.5%

One Smart

Only 0.9%

2.2%

Xueda 1.1%

1.5%

New Oriental

Top5 K-12 Premium After-school Education Revenue (China), 2016



Unit: RMB Billion

One Smart	1.80
New Oriental	1.23
Xueda	0.89
Only	0.71
TAL	0.38

- The market concentration rate of the K-12 premium after-school education market is also in a lower degree as the top 5 players accounted for 6.1percent of the total K-12 premium after-school education market.

- OneSmart ranked 1st in terms of revenue with a share of 2.2 percent among the total K-12 premium after-school education market in China. New Oriental, Xueda, Only and TAL ranked the second, the third, the forth and the fifth with a share of 1.5 percent ,1.1 percent , 0.9 percent and 0.5 percent respectively.

Source: Frost & Sullivan Analysis

Young Children Population



Young Children Population (China), 2012 – 2022E

Unit: Million Persons

106-A

+1.2%

+2.2%

| 100.3 | 102.2 | 103.2 | 104.4 | 105.5 | 106.3 | 107.8 | 110.0 | 112.5 | 115.3 | 118.5 |

| 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018E | 2019E | 2020E | 2021E | 2022E |

- Target population of young children after-school education starts from kindergarten to third grade. Population of young children has shown a growth in the past years from 100.3 million in 2012 to 106.3 million in 2017, representing a CAGR of 1.2%.

- Owing to the relaxation of One-Child-Policy, the target population is expected to grow at a CAGR of 2.2% from 2017 to 2022.

Source: National Bureau of Statistics, Frost & Sullivan Analysis

Young Children After-school Education Market in China

Revenue of Young Children After-school Education Market (China), 2012 – 2022E



- Young children after-school education mainly focus on the building of concrete thinking and prepare the children for their entrance into primary schools.

  106-B

- The young children after-school education which is from kindergarten to the third grade in China has shown a rapid growth from 2012 to 2017. Revenue of the market in China has grown from RMB 19.4 billion in 2012 to RMB 47.2 billion in 2017, representing a CAGR of 19.5 percent from 2012 to 2017.

- In the forecast period, revenue of young children all subject tutoring market in China is expected to grow from RMB 47.2billion in 2017 to RMB 108.8 billion in 2022, representing a CAGR of 18.2 percent from 2017 to 2022.

  3-C

Source: Frost & Sullivan Analysis

Young Children Mathematics Education Market in China



Revenue of Young Children Mathematics Education Market (China), 2012 – 2022E

- Mathematics is the most important subject in fundamental education. The young children mathematics education which starts from kindergarten to the third grade in China has shown a more rapid growth from 2012 to 2016. Revenue of the market in China has grown from RMB 4.3 billion in 2012 to RMB 11.2 billion in 2017, representing a CAGR of 21.2 percent from 2012 to 2017.

106-C

- In the forecast period, revenue of young children mathematics education market in China is expected to grow from RMB 11.2 billion in 2017 to RMB 32.4 billion in 2022, representing a CAGR of 23.7 percent from 2017 to 2022.

Source: Frost & Sullivan Analysis

Young Children Mathematics Education Market in Shanghai



Revenue of Young Children Mathematics Education Market (Shanghai), 2012 – 2022E

- The young children mathematics education which starts from kindergarten to the third grade in Shanghai has also shown a rapid growth from 2012 to 2017. Revenue of the market in China has grown from RMB 1.0 billion in 2012 to RMB 2.7 billion in 2017, representing a CAGR of 20.8 percent from 2012 to 2017. Shanghai is the largest market in terms of revenue of young children mathematics education in China.

3-D →
- In the forecast period, revenue of young children mathematics education market in Shanghai is expected to grow from RMB 2.7 billion in 2017 to RMB 6.8 billion in 2022, representing a CAGR of 20.3 percent from 2017 to 2022.

- Admission rate of private primary schools in Shanghai is relatively low, approximately 30.3% and 33.3% in 2016 and 2017. Admission rate of top 10 private primary schools in Shanghai is much lower, approximately 8.3% in 2016 and 2017.

Note: Top 10 private primary schools refers to 上海世界外国语小学, 上海徐汇区逸夫小学, 上海市徐汇区爱菊小学, 上海市民办盛大花园小学, 上海市七宝外国语小学, 上海协和双语学校, 上海民办福山正达外国语小学, 上海平和双语学校, 上海外国语大学附属外国语小学, and 上海市实验学校. 上海市实验学校 is a public school, but it enrolls students independently as private schools.

Source: Frost & Sullivan Analysis

Updated

Competitive Strength of Company

	2016	2017
OneSmart	In 2016, OneSmart achieved total revenue of RMB 1.8 billion.	In 2017, OneSmart achieved total revenue of RMB 2.23 billion.
	OneSmart ranked 4th in China K-12 after-school education in terms of revenue, with a share of 0.5% in 2016.	OneSmart ranked 4th in China K-12 after-school education in terms of revenue, with a share of 0.6% in 2017.
1-A 1-B 105-A →	OneSmart ranked 1st in China premium K-12 after-school education in terms of revenue, with a share of 2.2% in 2016.	OneSmart ranked 1st in China premium K-12 after-school education in terms of revenue, with a share of 2.4% in 2017.
OneSmart VIP	In 2016, OneSmart VIP achieved total revenue of RMB 985.1 million in Shanghai.	In 2017, OneSmart VIP achieved total revenue of RMB 1,212.6 million in Shanghai.
	OneSmart VIP ranked 1st in Shanghai K-12 after-school education in terms of revenue, with a share of 10.5% in 2016.	OneSmart VIP ranked 1st in Shanghai K-12 after-school education in terms of revenue, with a share of 12.5% in 2017.
	OneSmart VIP ranked 1st in Shanghai premium K-12 after-school education in terms of revenue, with a share of 23.8% in 2016. 111-A →	OneSmart VIP ranked 1st in Shanghai premium K-12 after-school education in terms of revenue, with a share of 26.3% in 2017.
HappyMath	In 2016, HappyMath achieved total revenue of RMB 122.1 million in Shanghai.	In 2017, HappyMath achieved total revenue of RMB 249.9 million in Shanghai.
1-D 111-B →	HappyMath ranked 1st in Shanghai young children mathematics education in terms of revenue, with a share of 5.6% in 2016.	HappyMath ranked 1st in Shanghai young children mathematics education in terms of revenue, with a share of 9.3% in 2017.

Note: Revenue of OneSmart VIP in Shanghai is as of November 30, 2017

Source: Frost & Sullivan Analysis